FOR IMMEDIATE RELEASE
  Contact:  Tom Gariepy
  215-255-1495


        DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.
  ANNOUNCES RESULTS OF SELF-TENDER OFFER FOR 10% OF ITS SHARES

     PHILADELPHIA, July 11, 2000 - Delaware Group Dividend and Income Fund, Inc. (NYSE: DDF) announced today the final results of its previously announced tender offer to purchase for cash up to 1,430,700 shares of its common stock, par value $0.01 per share, representing 10% of its issued and outstanding shares of common stock. The tender offer commenced on Thursday, June 1, 2000 and expired at 5:00 p.m., New York City time, on Thursday, June 29, 2000.

     Based on a count by ChaseMellon Shareholders Services, L.L.C., the depositary for the tender offer, approximately 2,143,949 shares of common stock were tendered and 1,430,700 shares have been accepted for purchase at a price equal to $12.17, the Fund s net asset value per share as of 4:00 p.m., New York City time, on June 30, 2000. Since the tender offer was oversubscribed, all tenders of shares are subject to proration (at a ratio of approximately 0.667%) in accordance with the terms of the tender offer.

     Following the purchase of shares tendered, Delaware
  Group Dividend and Income Fund, Inc. will have approximately
  12,876,300 shares of common stock outstanding.

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     Delaware Group Dividend and Income Fund, Inc., which
  commenced operations in March 1993, is a closed-end fund with a portfolio that typically consists of two-thirds income-generating equities, including common stocks and convertible securities, and one-third high-yield, high risk corporate bonds. The Fund is a total return vehicle whose primary objective is to seek high current income. Capital appreciation is a secondary objective. Designed to pay monthly dividends, the Fund will normally maintain at least 65% of its assets in income-generating equities, with a maximum of 35% of assets invested in non-convertible corporate bonds.

     Delaware Group Dividend and Income Fund, Inc. is advised by Delaware Management Company, a series of Delaware
  Management Business Trust.  As of June 30, 2000, Delaware
  Management Business Trust managed approximately $28 billion in mutual funds and institutional accounts.

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